AMERICAN ELECTRIC POWER COMPANY, INC.  AND SUBSIDIARY COMPANIES
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO.  26864
FOR THE QUARTER ENDED MARCH 31, 1999

1)   Aggregate Investment, for which there is recourse to AEP
     Co., Inc., in Exempt Wholesale Generators (EWG) and Foreign
     Utility Companies (FUCO)

EWG - None

FUCO - Total Investment       $823,265,000

Components of statement of aggregate investment in FUCO is filed under confidential treatment pursuant to Rule 104(b).

2)   Aggregate Investment as a Percentage of the Following Items

                             (in millions)               %

Total Capitalization          $12,747*                  6.5%
Net Utility Plant              12,815                   6.4%
Total Assets                   20,130                   4.1%
Market Value of Common Equity   7,642                  10.8%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)   Consolidated Capitalization Ratio

                             (in millions)               %

Short-term Debt               $   626
Long-term Debt                  7,032*
  Total Debt                    7,658                  60.1%

Preferred Stock                   174                   1.4%

Common Stock                    1,310
Paid-in Capital                 1,885
Retained Earnings               1,720
  Total Common Equity           4,915                  38.5%

Total Capitalization          $12,747                 100.0%

* Includes Long-term Debt Due Within One Year.


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AMERICAN ELECTRIC POWER COMPANY, INC.  AND SUBSIDIARY COMPANIES
               QUARTERLY REPORT PER REQUIREMENTS
           OF HOLDING COMPANY ACT RELEASE NO.  26864
               FOR THE QUARTER ENDED MARCH 31, 1999

4)   Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share               $39-11/16
Book Value per Share                         $25.52

Market-to-book Ratio of Common Stock           155.5%


5)   Analysis of Growth in Retained Earnings

Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).


6)   Statement of Revenues and Net Income for each EWG and FUCO

Statement of revenues and net income for the following FUCO's are filed under confidential treatment pursuant to Rule 104(b):

     Yorkshire Electricity Group plc
     Nanyang General Light Electric Co., Ltd.
     Pacific Hydro Ltd.
     CitiPower Pty.